                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                           OraSure Technologies, Inc.
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                                (Name of Issuer)


                   Common Stock, par value $.000001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  68554V 10 8
                                 --------------
                                 (CUSIP Number)


                               William M. Hinchey
                               433 Dogwood Terrace
                           Easton, Pennsylvania 18042
                                 (610) 252-1367
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 April 23, 2002
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             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)


----------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                          --------------------------

CUSIP No. 68554V 10 8
          -----------
----------------------------                          --------------------------


--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          William M. Hinchey
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2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                      (a) [_]
                                                                      (b) [X]

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3.        SEC USE ONLY


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4.        SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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    NUMBER OF       7.
      SHARES              SOLE VOTING POWER               1,826,379
                     ----- -----------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                24,917
                    ----- ------------------------------------------------------
        EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER          1,826,379
                    ----- ------------------------------------------------------
    PERSON WITH      10.
                          SHARED DISPOSTIVE POWER            24,917
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,851,296
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *
                                                                          [_]
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   4.94%


--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated October 10, 2000, is filed by William M. Hinchey in connection with his beneficial ownership of Common Stock, par value $.000001 per share (the "Common Stock"), of OraSure Technologies, Inc. (the "Issuer"). The Schedule 13D is hereby amended as follows:

Item 1.  Security and Issuer.

         (c)      The Issuer's address of its principal executive office:

         150 Webster Street
         Bethlehem, Pennsylvania 18015

Item 2.  Identity and Background.

         (b)      Address:

         433 Dogwood Terrace
         Easton, Pennsylvania 18042

         (c) Present principal occupation and name and address of such principal occupation:

         On December 31, 2001, Mr. Hinchey retired as Senior Vice President, Marketing, Drugs of Abuse of the Issuer. Mr. Hinchey currently serves as Executive Director of the Start Smart Foundation, a non-profit foundation.

         (d)      Criminal Convictions within the past five years:

         Mr. Hinchey has not been the subject of any criminal proceeding resulting in his conviction in the previous five years from the date of the statement.

         (e)      Party to a Civil Proceeding in the past five years:

         During the past five years, Mr. Hinchey has not been a party to any civil proceeding of a judicial or administrative body with said proceeding resulting in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Mr. Hinchey decided to dispose of 431,100 shares of Common Stock (representing approximately 1.2% of the 37,442,541 shares of Common Stock reported by OraSure

Technologies, Inc. (the "Issuer") to be outstanding as of December 31, 2001 in the Issuer's most recent annual report filed on Form 10-K pursuant to the Securities Exchange Act of 1934, as amended). Mr. Hinchey is the beneficial owner of 1,851,296 shares of Common Stock.

The disposition of the 431,100 shares of Common Stock held by Mr. Hinchey was completed on April 23, 2002.

Item 5.  Interest in Securities of the Issuer.

         (a)      Aggregate Number of Shares Beneficially Owned:

                  1,851,296

                  Percentage of Securities Beneficially Owned:

                  4.94%

         (b) Mr. Hinchey has sole dispositive and voting power over 1,826,379 shares of Common Stock reported or beneficially owned by Mr. Hinchey and shares dispositive and voting power over 24,917 shares of common stock held by a trust of which Mr. Hinchey is co-trustee. The other co-trustee is Mr. Hinchey's wife, Maureen H. Hinchey. Mr. Hinchey also has the right to exercise options to purchase 14,062 shares of Common Stock within 60 days of this Amendment.

         (c) The following transactions have been effected by Mr. Hinchey during the past sixty (60) days. All transactions were effected on the Nasdaq National Market.

                                    Number of Shares of
              Sale Date              Common Stock Sold           Price Per Share
              ---------              -----------------           ---------------
              2/25/2002                       3,000                  $5.06
              2/26/2002                       1,000                  $5.00
              2/27/2002                       2,000                  $5.00
              2/28/2002                       4,000                  $5.15
              3/01/2002                       2,000                  $5.11
              3/04/2002                       3,000                  $5.39
              3/05/2002                       4,000                  $5.40
              3/06/2002                       5,000                  $5.42
              3/07/2002                      10,000                  $5.44
              3/08/2002                       1,000                  $5.50
              3/11/2002                       6,000                  $5.58

                                  Number of Shares of
              Sale Date           Common Stock Sold            Price Per Share
              ---------           -----------------            ---------------
              3/12/2002                  4,000                       $5.78
              3/13/2002                  3,000                       $5.81
              3/14/2002                  3,900                       $5.80
              3/15/2002                  3,300                       $5.64
              3/18/2002                  3,900                       $5.78
              3/19/2002                  4,000                       $5.95
              3/20/2002                  4,000                       $5.78
              3/21/2002                  4,000                       $5.91
              3/22/2002                  9,600                       $6.24
              3/25/2002                  6,000                       $6.35
              3/26/2002                  7,000                       $6.09
              3/27/2002                  4,200                       $6.16
              3/28/2002                  2,000                       $6.05
              4/01/2002                  3,100                       $5.98
              4/02/2002                  2,500                       $5.95
              4/03/2002                  4,000                       $6.00
              4/04/2002                  7,000                       $6.12
              4/05/2002                  6,000                       $6.10
              4/08/2002                 15,500                       $6.67
              4/09/2002                 19,000                       $6.95
              4/10/2002                 14,000                       $6.97
              4/11/2002                 21,000                       $7.05
              4/12/2002                  8,000                       $7.14
              4/15/2002                  8,000                       $7.20
              4/16/2002                 21,500                       $7.25
              4/17/2002                 14,000                       $7.52
              4/18/2002                  3,600                       $7.37
              4/19/2002                 15,000                       $7.72
              4/22/2002                 12,000                       $7.99
              4/23.2002                  9,400                       $7.86

         In addition, Mr. Hinchey transferred by gift 5,000 shares of Common Stock on March 25, 2002, 5,000 shares of Common Stock on March 28, 2002 and 4,000 shares of Common Stock on April 23, 2002.

         (d)      Not Applicable.

         (e) Mr. Hinchey ceased to be the beneficial holder of at least five percent (5%) of the outstanding Common Stock on April 23, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Mr. Hinchey currently has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer, except that Mr. Hinchey has the right to exercise options to purchase 14,062 shares of Common Stock. The options were granted to Mr. Hinchey in the ordinary course during his employment with the Issuer.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2002

                                                    /s/ William M. Hinchey
                                                    --------------------------
                                                    William M. Hinchey

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